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                           August 22, 2022

       Scott Requadt
       Chief Executive Officer
       Talaris Therapeutics, Inc.
       93 Worcester Street
       Wellesley, MA 02481

                                                        Re: Talaris
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 15,
2022
                                                            File No. 333-266875

       Dear Mr. Requadt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Gabriela Morales-Rivera